Exhibit 3.1

AMENDMENT NO. 1 TO THE

BYLAWS

OF

REVIVA PHARMACEUTICALS HOLDINGS, INC.

Adopted and Approved by the Board of Directors on September 26, 2025

1. Quorum. The first sentence of Article I, Section 5 of the Reviva Pharmaceuticals Holdings, Inc. (the “Corporation”) Bylaws is hereby amended and restated in its entirety to read as follows:

“Except as otherwise required by law, the Certificate (including any certificate of designation relating to any series of Preferred Stock), or these Bylaws, at any meeting of stockholders, one-third of the voting power of the stock outstanding and entitled to vote at the meeting, present in person, present by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, one-third of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person, present by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.”

2. Effective Date. This Amendment shall be effective as of the date first written above, being the date this Amendment was adopted and approved by the Board of Directors of the Corporation.